CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 9 OF 9 PAGES

EXHIBIT A

Transactions in the Issuer’s Common Stock

Date of Transaction	Transaction	Number of Shares Purchased/(Sold)	Price Per Share(2)
7/16/2019	Open market sale	(47,533)	20.0855
7/17/2019	Open market sale	(15,800)	20.3500
2/5/2020	Open market sale	(25,256)	18.7992
2/6/2020	Open market sale	(796)	18.8437
2/19/2020	Open market sale	(71,852)	18.8023
2/20/2020	Open market sale	(6,922)	18.7678

(2)

The price shown is a weighted average sale price for shares sold in multiple transactions. The sale prices ranged from $19.98 to $20.28 on July 16, 2019. The Reporting Person will provide to the issuer, any security holder of the issuer, or the SEC staff, upon request, information regarding the number of shares sold at each price within the range.